CST Trust Company P.O. Box 4202, Postal Station A Toronto, ON M5W 0E4 Tel: 416.682.3800 Fax: 1.877.715.0494 www.canstockta.com Global Resources • Local Service • Customized Solutions May 23, 2014 kelly.castledine@algonquinpower.com leslie.wong@blakes.com Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario L6H 7H7 Confirmation of Mailing The following were sent by prepaid mail to all registered holders of common share, not coded as “lost”, of Algonquin Power & Utilities Corp. on May 23, 2014: X Notice of Meeting/Information Circular X Proxy X Request for Financial Statements Form Please note that: • We have coded security holders as “lost” in cases where in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office. • We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR. Yours very truly, Joanne Benitez Administrator, Trust Central Services